Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore – Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML issues shares to TSMC in connection with Customer Co-Investment Program

VELDHOVEN, the Netherlands, 31 October 2012 - ASML Holding NV today announces that it has issued the shares planned for TSMC, one of the three participating customers in its Customer Co-Investment Program announced on 9 July 2012, issuing a total of 20,992,625 shares to a Dutch Foundation (Stichting) established for this purpose. Similar to the procedure for the other two customers participating in the Customer Co-Investment Program, the foundation issued a corresponding number of depositary receipts with limited voting rights to TSMC.

The share issue resulted in aggregate proceeds of EUR 837.8 million.

This completes the share issues to the three participating customers of the Co-Investment Program. On 13 September 2012, ASML issued 62,977,877 shares to the foundation established for Intel and 12,595,575 shares to the foundation established for Samsung.

About ASML’s Customer Co-Investment Program

Three ASML customers – Intel, TSMC and Samsung – have agreed to contribute EUR 1.38 billion to ASML’s research and development of next-generation lithography technologies over five years, specifically aimed at accelerating EUV lithography and 450mm lithography development. As part of the Customer Co-Investment Program, but separate from the R&D contribution, ASML has now received EUR 3.85 billion for issuing shares to the three participating customers. This cash will be returned to shareholders (excluding participating customers) via a Synthetic Buyback later this year, which through a reverse split will ensure that no dillution occurs from the co-investment program. More details can be found at www.asml.com/cip.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 8,200 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

* * *

The securities referred to herein have not been registered under the United States Securities Act of 1933 and may be offered in the United States solely pursuant to an exemption from such registration requirements.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statement relating to our co-investment program and our planned Synthetic Buyback. These forward looking statements are subject to risks and uncertainties including whether the 450mm and EUV research and development programs will be successful, ASML’s ability to hire additional workers as part of the 450mm and EUV development programs, whether all conditions for the Synthetic Buyback will be fulfilled and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.